Filed by Signa Sports United B.V. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Yucaipa Acquisition Corp. Commission File No.: 001-39422 Date: December 10, 2021

SIGNA Sports United Expects to Close Business Combination with Yucaipa Acquisition Corporation on December 14, 2021

•	SIGNA Sports United and Yucaipa Acquisition Corporation expect to complete their business combination, subject to YAC shareholder approval

•	An extraordinary general meeting of Yucaipa Acquisition Corporation scheduled for December 13, 2021 at 10:00 a.m., New York City time

•	Gross proceeds of at least $484 million mainly from institutional and high-tech investors, sovereign wealth funds and high net-worth individuals

•

Redeeming shareholders may elect to withdraw their redemption by contacting Continental Stock Transfer & Trust Company at any time until the shareholder vote regarding the business combination is taken at the extraordinary general meeting of YAC shareholders which is scheduled to occur at 10:00 a.m. New York City time on December 13, 2021

Los Angeles, United States and Berlin, Germany (December 10, 2021) – Yucaipa Acquisition Corporation (“Yucaipa” or “YAC”) (NYSE: YAC), a special purpose acquisition company, today announced that, subject to shareholder approval, it expects all conditions to be met or waived to complete its previously announced business combination with SIGNA Sports United (“SSU” or the “Company”), the world’s leading sports e-commerce and technology platform.

The transaction is expected to raise at least $484 million from YAC trust proceeds and a fully committed, upsized private placement of common stock (PIPE) from institutional and high-tech investors, sovereign wealth funds and high net-worth individuals.

Stephan Zoll, CEO of SSU, said “We’re delighted to be on the verge of closing the transaction and are ready to start the next stage of the SSU story. This important step enables us to build upon the strength of our technology and infrastructure platform and further grow our position in the global sports e-commerce market.”

Mike Özkan, designated Chairman of the Board of SSU, said, “With the anticipated closing of the business combination as well as the Wiggle Chain Reaction Cycles acquisition, SSU is taking its next step to further accelerate its global expansion as a NYSE listed company. The listing will allow us to accelerate the strategic consolidation of the sports e-commerce & technology sector.”

Ron Burkle, Chairman and President of Yucaipa, said, “We are pleased we are in a position to close the combination and open the next chapter. We look forward to supporting the experienced SSU team on this exciting journey as a public company.”

As previously disclosed, the Company believes its short-term revenue growth targets for the current fiscal year will be adversely affected by the on-going COVID-19 related supply chain disruptions and will likely land in the range of €1.40B—€1.55BN on a full-year pro forma basis. However, the Company reiterates that it is very confident demand remains strong, the strategic consolidation opportunities are huge and the mid and long-term mega-trends behind the business are accelerating. The Company expects to continue on its strong growth track once the COVID-19 related supply chain situation normalizes.

YAC shareholders who have elected to redeem their shares may withdraw their redemption requests at any time until the vote in connection with the business combination is taken at the extraordinary general meeting of YAC shareholders (the “General Meeting”), which is scheduled to occur at 10:00 a.m. New York City time, on December 13, 2021 at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and via a live webcast at https://www.cstproxy.com/yucaipayac/2021. Shareholders who wish to withdraw a redemption request should contact YAC’s transfer agent, Continental Stock Transfer & Trust Company at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attn: Mark Zimkind

Additional details regarding the proposals and the General Meeting are available in the definitive proxy statement/prospectus relating to the General Meeting. Shareholders can view YAC’s definitive proxy statement/prospectus at the link here. Subject to shareholder approval and satisfaction or waiver of all closing conditions, YAC and SSU expect to close the business combination on December 14, 2021.

Following the consummation of the business combination, SIGNA Sports United’s shares are expected to trade on the New York Stock Exchange under the ticker symbol “SSU”

About SIGNA Sports United

Inspiring performance. United by passion. SSU is a group of specialist sports webshops powered by our leading sports commerce and technology platform. Our specialist strategy allows us to uniquely spotlight the best of our 1000+ brand partners across the bike, tennis, outdoor and teamsports categories. Together we serve our 7M+ active customers by uniting the world’s sports data pools, digital talent and passion for active living.

Further information: www.signa-sportsunited.com.

About Yucaipa

Yucaipa Acquisition Corporation is a special purpose acquisition company led by Ron Burkle and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Contacts:

Press

Erin Classen

Allison + Partners

erin.classen@allisonpr.com +1 202 756 7246

Investors Contact

Matt Chesler, CFA

Allison + Partners

matt.chesler@allisonpr.com

+1 646 809 2183

Yucaipa Acquisition Corporation Contact

Frank Quintero

pressrelations@yucaipaco.com

+1 310 228 2860

Additional Information

On June 10th, 2021, SSU and YAC entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) by and among YAC, SSU, Signa Sports United B.V. (“Pubco”), Olympics I Merger Sub, LLC and Signa International Sports Holding GmbH. On July 2, 2021, Pubco submitted a registration statement on Form F-4 to the U.S. Securities and Exchange Commission (“SEC”) with respect to the proposed business combination contemplated by the Business Combination Agreement (the “Business Combination”), which was amended on August 31, 2021, October 18, 2021, November 4, 2021, November 17, 2021, November 23, 2021 and November 24, 2021 and declared effective on November 24, 2021, which includes a document that serves as a prospectus of Pubco with respect to the securities to be issued in connection with the proposed business combination of Yucaipa with SSU contemplated by the Business Combination Agreement and a proxy statement of Yucaipa with respect to the General Meeting. The definitive proxy statement/prospectus was filed with the SEC on November 26, 2021 (the “Definitive Proxy/Prospectus”). Yucaipa has mailed the Definitive Proxy/Prospectus and other relevant documents to its shareholders. This Press Release is not a substitute for the Definitive Proxy/Prospectus or any other document that Yucaipa will send to its shareholders in connection with the Business Combination. Investors and security holders of Yucaipa are advised to read the Definitive Proxy/Prospectus in connection with Yucaipa’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the Definitive Proxy/Prospectus contains important information about the Business Combination and the parties to the Business Combination. The Definitive Proxy/Prospectus has been mailed to shareholders of Yucaipa as of the November 22, 2021 record date established for voting on the Business Combination. Shareholders are also able to obtain copies of the Definitive Proxy/Prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Yucaipa Acquisition Corporation, 9130 West Sunset Boulevard, Los Angeles, CA 90069.

Participants in the Solicitation

Yucaipa, SSU, Pubco and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Yucaipa’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Yucaipa’s directors and officers in Yucaipa’s filings with the SEC, and such information and names of SSU’s directors and executive officers is also included in the Definitive Proxy/Prospectus.

Forward Looking Statements

Certain statements made herein, including the description of the transactions, agreements and other information contained herein (collectively, this “Press Release”) are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Yucaipa and SSU, the acquisition of WiggleCRC, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination and the acquisition of WiggleCRC, future opportunities for the combined company, future planned products and services, business strategy and plans, objectives of management for future operations of SSU, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of SSU’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Yucaipa and SSU, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of the COVID-19 pandemic. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this Press Release, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Many actual events and circumstances are beyond the control of Yucaipa and SSU. These statements are subject to a number of risks and uncertainties regarding SSU’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; changes in domestic or foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the PIPE investment and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of Yucaipa or SSU for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Yucaipa, SSU and WiggleCRC; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees including its executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; the overall level of demand for SSU’s services; general economic conditions and other factors affecting SSU’s business; SSU’s ability to implement its business strategy; SSU’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on SSU’s business, SSU’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to SSU’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; SSU’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, SSU’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on SSU’s business and those factors discussed in Yucaipa’s final prospectus relating to its initial public offering, dated July 29, 2020, and other filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Definitive Proxy/Prospectus, and described in Yucaipa’s Annual Report on Form 10-K and other documents filed by Yucaipa or Pubco from time to time with the SEC. There may be additional risks that Yucaipa or Pubco presently do not know or that Yucaipa or Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Yucaipa and Pubco’s expectations, plans or forecasts of future events and views as of the date of this Press Release. Yucaipa and Pubco anticipate that subsequent events and developments will cause Yucaipa and Pubco’s assessments to change. However, while Yucaipa and Pubco may elect to update these forward-looking statements at some point in the future, Yucaipa and Pubco specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Yucaipa and Pubco’s assessments as of any date subsequent to the date of this Press Release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This Press Release is for informational purposes only and is neither an offer to purchase, sell or exchange nor a solicitation of an offer to sell, subscribe for or buy or exchange any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor will there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. The proposed Business Combination will be submitted to shareholders of Yucaipa for their consideration.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.